EXHIBIT 99.1







                                   February 8, 1996




Challenger Minerals Inc.
10777 Westheimer, Suite 700
Houston, Texas  77042

Gentlemen:

          At your request, we have prepared an estimate of the reserves, future production and income attributable to the major leasehold interests of Challenger Minerals Inc. (Challenger) as of December 31, 1995. The subject properties are located in the state of Texas, and offshore Louisiana and Texas. The income data have been estimated using the Securities and Exchange Commission (SEC) guidelines for future cost and price parameters.

          The estimated reserve quantities and future income quantities presented in this report are related to hydrocarbon prices. December 31, 1995 hydrocarbon prices were used in the preparation of this report as required by SEC guidelines; however, actual future prices may vary significantly from December 31, 1995 prices. Therefore, quantities of reserves actually recovered and quantities of income actually received may differ significantly from the estimated quantities presented in this report. The summary level results of this study are shown below.

                                     SEC PARAMETERS
                          Estimated Net Reserve and Income Data
                            Certain Leasehold Interests of
                                CHALLENGER MINERALS INC.
                                As of December 31, 1995
                           _____________________________________________________


                                         Proved
                           _____________________________________________________
                                   Developed                           Total
                           _________________________
                           Producing   Non-Producing  Undeveloped      Proved
                           _________   _____________  ___________   ____________


Net Remaining Reserves
  Oil/Condensate - Barrels    437,664      243,642        62,460       743,766
  Gas - MMCF                    4,309        4,584            24         8,917

Income Data
  Future Gross Revenue    $16,528,829    $14,435,276   $1,151,150  $32,115,255
  Deductions                4,947,346      5,381,419      936,550   11,265,315
                          __________     ___________   __________  ___________


  Future Net Income (FNI) $11,581,483    $9,053,857    $ 214,600    $20,849,940

  Discounted FNI @ 10%    $10,565,346    $6,801,529    $  44,168    $17,411,043

                                                  Probable
                         ______________________________________________________
                                   Developed                           Total
                         ____________________________
                           Producing    Non-Producing   Undeveloped  Probable
                         ___________    _____________   ___________ ___________

NET REMAINING RESERVES
  Oil/Condensate - Barrels    92,636          46,705         6,891      146,232
  Gas - MMCF                     321             343             3          667

INCOME DATA
  Future Gross Revenue    $2,268,831      $1,614,529      $127,010   $4,010,370
  Deductions                 139,528         118,344             0      257,872
                          __________      __________      ________   __________

  Future Net Income (FNI) $2,129,309      $1,496,185      $127,010   $3,752,498

  Discounted FNI @ 10%    $1,518,670      $1,112,211      $ 90,210   $2,721,091

                                                      Possible
                                                      Developed
                                                    Non-Producing
                                                    _____________

           NET REMAINING RESERVES
             Oil/Condensate - Barrels                   36,800
             Gas - MMCF                                    818

           INCOME DATA
             Future Gross Revenue                   $2,596,151
             Deductions                                391,518
                                                    __________
             Future Net Income (FNI)                $2,204,633

             Discounted FNI @ 10%                   $1,197,520

          Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes are sales gas expressed in millions of cubic feet
(MMCF) at the official temperature and pressure bases of the areas where the gas reserves are located.

          We have included probable and possible reserves and income in this report at the request of Challenger. These data are for Challenger's information only and should not be included in reports to the SEC according to the SEC guidelines.

          The proved developed non-producing reserves included herein are comprised of the shut-in and behind pipe categories. The probable developed reserves included herein are comprised of probable additional producing, behind pipe and undeveloped categories. The various producing status categories are defined under the tab "Reserve Definitions and Pricing Assumptions" in this report.

          The future gross revenue is after the deduction of production taxes. The deductions are comprised of the normal direct costs of operating the wells, ad valorem taxes, recompletion costs, development costs and abandonment costs net of salvage. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans which may exist nor does it include any adjustment for cash on hand or undistributed income. No attempt has been made to quantify or otherwise account for any accumulated gas production imbalances that may exist. Gas reserves account for approximately 59.6 percent and liquid hydrocarbon reserves account for the remaining 40.4 percent of total future gross revenue from proved reserves.

          The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded annually. Future net income was discounted at four other discount rates, which were also compounded annually. These results are shown on each estimated projection of future production and income presented in a later section of this report and in summary form below.

                                Discounted Future Net Income

                                   As of December 31, 1995
                           ____________________________________________

     Discount                Total               Total            Total
       Rate
     Percent                 Proved            Probable          Possible
   ___________             _________           ________          ________

       12                 $16,876,893         $2,570,161          $1,072,227

       15                 $16,147,835         $2,368,485          $  914,226

       20                 $15,094,562         $2,086,439          $  711,952
       30                 $13,441,639         $1,668,262          $  454,287

The results shown above are presented for your information and should not be construed as our estimate of fair market value.

RESERVES INCLUDED IN THIS REPORT

          The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission's Regulation S-X Part
210.4-10 (a) as clarified by subsequent Commission Staff Accounting Bulletins.
The probable reserves and possible reserves included herein conform to definitions of probable and possible reserves approved by the Society of Petroleum Engineers and the society of Petroleum Evaluation Engineers. Our definitions of proved, probable, and possible reserves are included under the tab "Reserve Definitions and pricing Assumptions" in this report.

          The probable reserves are less certain to be recovered than the proved reserves and reserves classified as possible are less certain to be recovered than those in the probable category. The reserves and income quantities attributable to the different reserve classifications that are included herein have not been adjusted to reflect the varying degrees of risk associated with them and thus are not comparable.

ESTIMATES OF RESERVES

          In general, the reserves included herein were estimated by performance methods or the volumetric method; however, other methods were used in certain cases where characteristics of the data indicated such other methods were more appropriate in our opinion. The reserves estimated by the performance method utilized extrapolations of various historical in those cases where such data were definitive in our opinion. Reserves were estimated by the volumetric method in those cases where there were inadequate historical performance data to establish a definitive trend or where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate.

          The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.

FUTURE PRODUCTION RATES

          Initial production rates are based on the current producing rates for those wells now on production. Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations which are not currently producing. If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Challenger.

          In general, we estimate that future gas production rates will continue to be the same as the average rate for the latest available 12 months of actual production until such time that the well or wells are incapable of producing at this rate. The well or wells were then projected to decline at their decreasing delivery capacity rate. Our general policy on estimates of future gas production rates is adjusted when necessary to reflect actual gas marketing conditions in specific cases.

          The future production rates from wells now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations which are not currently producing may start producing earlier or later than anticipated in our estimates of their future production rates.

HYDROCARBON PRICES

          Challenger furnished us with prices in effect at December 31, 1995 and these prices were held constant throughout the remaining life of the reserves.
in accordance with Securities and Exchange Commission guidelines, changes in liquid and gas prices subsequent to December 31, 1995 were not taken into account in this report. Future prices used in this report are discussed in more detail under the tab "Reserve Definitions and Pricing Assumptions" in this report.

COSTS

          Operating costs for the leases and wells in this report are based on the operating expense reports of Challenger and include only those costs directly applicable to the leases or wells. When applicable, the operating costs include a portion of general and administrative costs allocated directly to the leases and wells under terms of operating agreements.
Development costs were furnished to us by Challenger and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The current operating and development costs were held constant throughout the life of the properties. Challenger's estimate of abandonment costs, net of salvage value, has been included in this report.
Ryder Scott has not performed a detailed study of the abandonment costs nor the salvage value and makes no warranty for Challenger's estimate. No deduction was made for indirect costs such as general administration and overhead expenses, loan repayments, interests expenses and exploration and development prepayments which are not charged directly to the leases or wells.

GENERAL

          Table A presents a line summary of proved reserve and income data for each of the subject properties which are ranked according to their future net income discounted at 10 percent per year. Table B presents a one line summary of gross and net reserves and income data for each of the subject properties.
Table C presents a one line summary of initial basic data for each of the subject properties. Tables 1 through 95 present our estimated projection of production and income by years beginning January 1, 1996 by state, field, and lease or well.

          While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

          The estimates of reserves presented herein were based upon a detailed study of the properties in which Challenger owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities which may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices. Challenger has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation. The ownership interests, prices, and other factual data furnished by Challenger were accepted without independent verification. The estimates presented in this report are based on data available through December 1995.

          Neither we nor any of our employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future income for the subject properties.

          This report was prepared for the exclusive use of Challenger.
The data, work papers, and maps used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

                                   Very truly yours,

                                   RYDER SCOTT COMPANY
                                   PETROLEUM ENGINEERS


                                   /s/ Joe P. Allen
                                   Joe P. Allen, P.E.
                                   Senior Vice President
JPA/sw

